Filed by First Merchants Corporation pursuant to Rule 425 under the Securities Act of 1933

Subject Company: The Arlington Bank Commission Securities Exchange Act File No: 000-17071

January 25, 2017

WE ARE EXCITED TO ANNOUNCE THAT ARLINGTON BANK IS PLANNING TO JOIN FIRST MERCHANTS BANK!
Our press release was filed this morning, and the announcement is now public.

Headquartered in Upper Arlington, Ohio, Arlington Bank is a $305 million organization, serving customers through 3 banking center locations in the Columbus market.

First Merchants is excited to extend our presence in Columbus; we’re already close neighbors with Arlington Bank!

Our companies also share cultural commitments to personal service, long-term relationships, community involvement and Midwestern values.  Looking forward, the combined strength of our companies will allow us to new service offerings, more access and convenience, and enhanced lending capacity.

We are in the early stages of the process, subject to the approval of the shareholders of Arlington Bank, as well as the receipt of various bank and other regulatory approvals.

We’re proud of our intent to continue the journey and commitment to community banking with a new partner. We believe our planned partnership will prove to be mutually beneficial to our shareholders, communities, customers and you, our employees.

We’ll keep you informed as we progress.  Detailed below are some benefits of our planned partnership.  There are many more, but we wanted to provide you with some key messages you can feel confident sharing with your customers, the community and friends.
Sincerely,
Mike

KEY MESSAGES
Subject to approval by Arlington Bank shareholders and banking regulators, we plan to join First Merchants Bank. With this combination, the company would have over $7 billion in assets, providing financial strength and the ability to continue our mission of being a high performing, customer-centric company.  The planned combination of Arlington Bank and First Merchants Bank represents an alliance between two well respected and like-minded companies.
·         Partnered with Arlington Bank, the First Merchants Bank market position in Columbus, OH improves from #12 to #8.  We will become a larger, stronger bank in the Columbus market, one of the fastest growing cities in America.
·         With 7 current Columbus-area locations and 120 local employees, First Merchants Bank has been serving Columbus for over 25 years.
·         The First Merchants Bank Columbus Advisory Board provides local insight and growth support in the market.
·         The combination of Arlington Bank and First Merchants Bank provides an excellent opportunity, as we strive to grow profitably and efficiently, in what has become a very competitive and highly regulated industry.
·         First Merchants Corporation is currently a $7 billion financial services holding company, the largest headquartered in Central Indiana. Looking forward, our bank would be over $7.3 billion in total assets, giving us the ability to leverage costs and expenses (economies of scale), for items such as health insurance, IT, internal processing, regulatory and compliance management, etc.
·         We share a vision of providing relationship banking, while striving to become the highest performing bank in every market we serve.  The core values of both companies share a commitment to local decision making, personal service, long-term relationships and community involvement.
·         First Merchants has a solid balance sheet, with a history of strong earnings, and most importantly, they have been serving and providing trusted advice to local communities, just like ours, for over 120 years.
·         For customers, this combination would support broader access to diverse product and service offerings to include enhanced commercial lending limits.

FORWARD-LOOKING STATEMENTS
This filing and the exhibits hereto contain forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed Merger, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise.
These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of First Merchants and Arlington Bank will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required regulatory and shareholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of First Merchants to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the creditworthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with First Merchants’ business; and other risks and factors identified in First Merchants’ filings with the Securities and Exchange Commission.
First Merchants does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing. In addition, First Merchants’ and Arlington Bank’s past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

ADDITIONAL INFORMATION FOR SHAREHOLDERS
This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. The proposed Merger will be submitted to Arlington Bank’s shareholders for their consideration. In connection with the proposed Merger, First Merchants will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement for Arlington Bank and a Prospectus of First Merchants, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT-PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. Once filed, you may obtain a free copy of the Proxy Statement- Prospectus, when it becomes available, as well as other filings containing information about First Merchants, at the SEC’s website (http://www.sec.gov). You may also obtain these documents, free of charge, by accessing First Merchants’ website (http://www.firstmerchants.com) under the tab “Investors,” then under the heading “Financial Information” and finally under the link “SEC Filings”.
Arlington Bank and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Arlington Bank in connection with the proposed Merger. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement-Prospectus regarding the proposed Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.